CUSIP No. 00817R03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AETRIUM INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R03
(CUSIP Number)

Concerned Aetrium Shareholders
c/o Jeffery E. Eberwein
4 Lockwood Avenue
Old Greenwich, Connecticut 06870
(917) 576-9420

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 9, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffery Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		716,093
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
716,093
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
716,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.64%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Archer Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,080,121
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,080,121
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Archer Focus Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
416,366
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
416,366
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
416,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.86%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Archer Equity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
663,755
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
663,755
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
663,755
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.16%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Steven Markusen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		1,080,121
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,080,121
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,080,121
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
GLOBALTEL HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Dilip Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Richard K. Coleman, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Galen Vetter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Alfred John Knapp, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Andover Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
Boston Avenue Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
Charles M Gillman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.                      Security and Issuer

This statement on Schedule 13D is filed with the Securities and Exchange Commission on August 14, 2012 by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Aetrium Incorporated (the “Issuer” or the “Company”).  The principal executive office address of the Issuer is 2350 Helen Street, North St. Paul, Minnesota 55109.

Item 2.                      Identity and Background

(a)	This Schedule 13D is jointly filed by (each a “Reporting Person” and collectively, the “Reporting Persons”):

•	Jeffrey Eberwein (“Mr. Eberwein”)
•
Archer Advisors, LLC, (“Archer Advisors”) Archer Focus Fund, LLC, (“Archer Focus”) Archer Equity Fund, LLC (“Archer Equity”) (Archer Advisors, Archer Focus and Archer Equity are collectively, referred to herein as “Archer”) and Steven Markusen (“Mr. Markusen”)

•	GLOBALTEL HOLDINGS LLC (“GlobalTel”) and Dilip Singh (“Mr. Singh”)
•	Richard K. Coleman, Jr. (“Mr. Coleman”)
•	Galen Vetter (“Mr. Vetter”)
•	Andover Group, Inc. (“Andover”) and Alfred John Knapp, Jr. (“Mr. Knapp”)
•	Boston Avenue Capital LLC (“BAC”), Stephen J. Heyman (“Mr. Heyman”), James F. Adelson (“Mr. Adelson”) and Charles M. Gillman (“Mr. Gillman”)

The foregoing Reporting Persons are members of a “group” within the meaning of Rule 13d-5 and/or Section 13(d)(3) of the Act, formed by the Reporting Persons as of August 9, 2012 and known as Concerned Aetrium Shareholders.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b), (c)

Mr. Eberwein:
•	The principal business address for Mr. Eberwein is 4 Lockwood Avenue, Old Greenwich, Connecticut 06870.
•	The principal occupation of Mr. Eberwein is a private investor.

Archer Advisors, Archer Focus, Archer Equity, Mr. Markusen
•	The principal business address for each of Archer Advisors, Archer Focus, Archer Equity and Mr. Markusen is 150 South Broadway, Wayzata, Minnesota 55391.
•	The principal business of each of Archer Advisors, Archer Focus, Archer Equity is investing in securities.
•	Archer Advisors serves as the managing member for each of Archer Focus and Archer Equity.
•	The principal occupation of Mr. Markusen is serving as managing member of Archer Advisors.

GlobalTel, Mr. Singh
•	The principal business address for Mr. Singh and GlobalTel is 333 New 21st Avenue, Unit 1110, Deerfield Beach, Florida 33441.
•	The principal business of GlobalTel is investing in securities.
•	Mr. Singh is the manager of GlobalTel.
•	The principal occupation of Mr. Singh is Executive Operational Management and serving as manager of GlobalTel.

Mr. Coleman
•	The principal business address for Mr. Coleman is 43 Glenmoor Drive, Cherry Hills Village, Colorado 80113.
•	The principal occupation of Mr. Coleman is a private investor.

Mr. Vetter
•	The principal business address for Mr. Vetter is 500 East Grant Street #2011, Minneapolis, Minnesota 55041.
•	The principal occupation of Mr. Vetter is a private investor and professional corporate director.

Andover, Mr. Knapp
•	The principal business address for Andover and Mr. Knapp is 919 Milam Street, Suite 1900, Houston, Texas 77002.
•	The principal business of Andover is real estate development and investment.
•	The principal occupation of Mr. Knapp is serving as president of Andover.

BAC, Mr. Heyman, Mr. Adelson, Mr. Gillman
•	The principal business address for BAC and Messrs. Heyman, Adelson and Gillman is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103.
•	The principal business of BAC is investing in securities.
•	Messrs. Heyman and Adelson are managers of BAC. The principal occupation of Messrs. Heyman and Adelson is independent oil and gas exploration and development.
•
The principal occupation of Mr. Gillman is providing portfolio management services to Nadel and Gussman, LLC, a management company that employs personnel for business entities related to family members of Herbert Gussman.

(d) – (e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Messrs. Eberwein, Markusen, Singh, Coleman, Vetter, Knapp, Heyman, Adelson and Gillman are United States Citizens.  Each of Archer Advisors, Archer Focus and Archer Equity are Delaware limited liability companies.  Andover is a Delaware corporation.  GlobalTel is a Florida limited liability company.  BAC is an Oklahoma limited liability company.

Item 3.                      Source and Amount of Funds or Other Consideration

•
As of the date hereof, Mr. Eberwein owns 716,093 shares of Common Stock and had invested approximately $481,181.38 (including commissions and fees) in such shares.  675,000 of shares of Common Stock owned by Mr. Eberwein were purchased from Archer Equity and Archer Focus with personal funds in a private transaction on August 9, 2012.  41,093 of the shares of Common Stock owned by Mr. Eberwein were purchased with personal funds on the open market.

•
As of the date hereof, Archer Focus owns 416,366 shares of Common Stock and had invested approximately $475,350.64 (including commissions and fees) in such shares.  The shares of Common Stock owned by Archer Focus were purchased with working capital of Archer Focus on the open market.

•
As of the date hereof, Archer Equity owns 663,755 shares of Common Stock and had invested approximately $853,376.72 (including commissions and fees) in such shares.  The shares of Common Stock owned by Archer Equity were purchased with working capital of Archer Equity on the open market.

•	As of the date hereof neither Archer Advisors nor Mr. Markusen directly own any shares of Common Stock of the Issuer.

•	As of the date hereof, neither GlobalTel nor Mr. Singh own any shares of Common Stock of the Issuer.

•	As of the date hereof, Mr. Coleman does not individually own any shares of Common Stock of the Issuer.

•	As of the date hereof, Mr. Vetter does not individually own any shares of Common Stock of the Issuer.

•	As of the date hereof, neither Andover nor Mr. Knapp own any shares of Common Stock of the Issuer.

•	As of the date hereof, none of BAC or Messrs. Heyman, Adelson or Gillman own any shares of Common Stock of the Issuer.

Item 4.                      Purpose of Transaction

The Reporting Persons, who have, as of August 9, 2012, formed a group known as Concerned Aetrium Shareholders (“CAS”), purchased Shares based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.  As of the date hereof, Mr. Eberwein has informally offered to sell certain of the shares held by him to certain other of the Reporting Persons in private transactions.

The purposes of the acquisitions of the Common Stock were investment. The acquisitions of the Common Stock were made in the ordinary course of business.

The Reporting Persons have had discussions regarding plans to improve the performance of the Company, including a brief discussion of the performance of the members of the board of directors of the Issuer.  On July 11, 2012 Mr. Vetter met with Joseph Levesque, Chief Executive Officer of the Issuer and Douglas Hemer, Chief Administrative Officer and member of the board of directors and discussed concerns regarding the company’s performance.  The Reporting Persons currently seek to engage the Issuer’s board of directors in discussions concerning corporate strategy, on-going business operations, potential asset sales, membership of the board of directors, and company management, among other topics.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or other changes in the board of directors of the Issuer, its operations or its corporate structure.

No Reporting Person has any present plan or proposal which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5.                      Interest in Securities of the Issuer

(a) – (b)

As of July 31, 2012, the Issuer had 10,781,451 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended June 30, 2012, filed on August 7, 2012.

As of the date hereof, Mr. Eberwein directly owns 716,093 shares of Common Stock (approximately 6.64%) (the “Eberwein Shares”).  Mr. Eberwein has the sole power to vote and dispose of the Eberwein Shares.

As of the date hereof, Archer Focus directly owns 416,366 shares of Common Stock (approximately 3.86%) (the “Focus Shares”).  As of the date hereof, Archer Equity directly owns 663,755 shares of Common Stock (approximately 6.16%) (the “Equity Shares”, and collectively with the Focus Shares the “Archer Shares”).  As the managing member of each of Archer Focus and Archer Equity, Archer Advisors is in possession of sole voting and investment power for the Archer Shares and may also be deemed to beneficially own the Archer Shares.  As managing member of Archer Advisors, Mr. Markusen is in possession of sole voting and investment power for the Archer Shares, and may also be deemed to beneficially own the Archer Shares.  Mr. Markusen does not own any shares of Common Stock directly and disclaims beneficial ownership of the Archer Shares.  Archer Advisors does not own any shares of Common Stock directly and disclaims beneficial ownership of the Archer Shares.  On February 14, 2012 Archer Advisors filed an amended Schedule 13G with the Securities and Exchange Commission (the “Archer 13G”).  In this filing, Archer Advisors disclosed an aggregate of 1,020,618 shares of Common Stock beneficially owned by Archer (approximately 9.47%).  In transactions occurring after the date of the Archer 13G, Archer purchased an aggregate of 734,503 additional shares of Common Stock on the open market, bringing the total number of shares of Common Stock beneficially owned by Archer to 1,755,121 (approximately 16.28%).  On August 9, 2012 Archer sold 675,000 shares of Common Stock to Mr. Eberwein in a private transaction, thereby reducing the number of shares of Common Stock beneficially owned by Archer to 1,080,121 (approximately 10.02%).  On August 13, 2012 and August 14, 2012 Archer Advisors filed a Form 3 and Form 4s with the Securities and Exchange Commission disclosing each transaction occurring after the date of the Archer 13G until the date hereof.

As of the date hereof, neither GlobalTel nor Mr. Singh directly own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Coleman does not directly own any shares of Common Stock of the Issuer.

As of the date hereof, Mr. Vetter does not directly own any shares of Common Stock of the Issuer.

As of the date hereof, neither Andover nor Mr. Knapp directly owns any shares of Common Stock of the Issuer.

As of the date hereof, none of BAC or Messrs. Heyman, Adelson or Gillman directly owns any shares of Common Stock of the Issuer.

In addition, CAS, the group that has been formed by the Reporting Persons, may be deemed to beneficially own the 1,796,214 shares of Common Stock of the Issuer (approximately 16.66%) held by all of the Reporting Persons combined, and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c)

During the last 60 days, the Reporting Persons have purchased (or sold) the following shares of Common Stock of the Issuer:

Mr. Eberwein
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
8/09/2012	1,900	1,315.75	0.685	Open Market
8/09/2012	675,000	450,562.50	0.65	Private Transaction
8/13/2012	8,650	6,477.12	0.7188	Open Market
8/13/2012	6,650	4,987.50	0.72	Open Market
8/14/2012	21,893	17,838.51	0.7166	Open Market

Archer Focus
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
6/19/2012	400	272.00	0.6800	Open Market
6/25/2012	100	74.00	0.7400	Open Market
6/28/2012	300	216.00	0.7200	Open Market
6/29/2012	1,000	750.00	0.7500	Open Market
7/2/2012	200	152.00	0.7600	Open Market
7/3/2012	1,275	918.00	0.7200	Open Market
7/5/2012	8,943	6,438.96	0.7200	Open Market
7/16/2012	100	80.00	0.8000	Open Market
7/17/2012	300	228.00	0.7600	Open Market
7/20/2012	500	370.00	0.7400	Open Market
7/24/2012	160	116.80	0.7300	Open Market
7/27/2012	1,000	720.00	0.7200	Open Market
8/9/2012	(200,000)	(130,000.00)	0.6500	Private Transaction

Archer Equity
Date of Transaction	Quantity	$ Amount	Price Per Share	Transaction Method
6/14/2012	400	276.00	0.6900	Open Market
6/18/2012	675	459.00	0.6800	Open Market
6/19/2012	1,250	849.00	0.6792	Open Market
6/28/2012	1,775	1,401.54	0.7896	Open Market
6/29/2012	1,500	1,060.05	0.7067	Open Market

7/2/2012	300	216.00	0.7200	Open Market
7/3/2012	1,500	1,180.05	0.7867	Open Market
7/5/2012	5,300	3,710.00	0.7000	Open Market
7/12/2012	300	228.00	0.7600	Open Market
7/13/2012	500	376.00	0.7520	Open Market
7/17/2012	400	292.00	0.7300	Open Market
7/18/2012	581	421.11	0.7248	Open Market
7/20/2012	400	284.00	0.7100	Open Market
7/24/2012	300	210.00	0.7000	Open Market
7/25/2012	900	621.00	0.6900	Open Market
7/26/2012	500	347.00	0.6940	Open Market
7/27/2012	1,050	738.05	0.7029	Open Market
7/31/2012	501	345.64	0.6899	Open Market
8/9/2012	(475,000)	(308,750.00)	0.6500	Private Transaction

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 9, 2012 the Reporting Persons entered into an agreement in which, among other things, the Reporting Persons agreed to (a) form a “group” as defined under Section 13(d) of the Securities and Exchange Act of 1934, as amended for the purpose of enhancing shareholder value of the Company and (b) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

As disclosed under Item 4 above, Mr. Eberwein has informally offered to sell certain of the shares held by him to certain of the Reporting Persons in private transactions.

Item 7.                      Material to be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012

/s/ Galen Vetter	/s/ Jeffery Eberwein
GALEN VETTER	JEFFERY EBERWEIN

GLOBALTEL HOLDINGS LLC	ARCHER ADVISORS, LLC

/s/ Dilip Singh	/s/ Steven Markusen
Manager	Managing Member

/s/ Dilip Singh	/s/ Steven Markusen
DILIP SINGH	STEVE MARKUSEN

/s/ Richard K. Coleman Jr.	BOSTON AVENUE CAPITAL, LLC
RICHARD K. COLEMAN JR.

ANDOVER GROUP, INC.	/s/ Stephen J. Heyman
Manager

/s/ A. John Knapp Jr.	BOSTON AVENUE CAPITAL, LLC
President

/s/ James F. Adelson
/s/ A. John Knapp Jr.	Manager
ALFRED JOHN KNAPP Jr.

/s/ Stephen J. Heyman
STEPHEN J. HEYMAN

/s/ James F. Adelson
JAMES F. ADELSON

/s/ Charles M. Gillman
CHARLES M. GILLMAN